Exhibit (a)(5)(E)

KCPS ANNOUNCES RESULTS OF
PARTIAL TENDER OFFER FOR GILAT SATELLITE NETWORKS

TEL AVIV, Israel, July 9, 2009 – KCPS Satellite Communications, Limited Partnership (KCPS) announced today the final results of its tender offer to purchase approximately 5.0% of the outstanding ordinary shares of Gilat Satellite Networks Ltd. (NasdaqGM & TASE: GILT) for $3.65 per share, net to the seller in cash, less any required withholding taxes and without interest. The offer expired today at 10:00 a.m., New York time, or 5:00 p.m., Israel time.

As of the expiration date of the offer, based on the final results provided by American Stock Transfer & Trust Company, the U.S. depositary of the offer, and by Clal Finance Batucha Investment Management Ltd., the Israeli depositary of the offer, 1,726 Gilat shares had been validly tendered and not withdrawn. The offer included a statutory condition that Gilat shares representing at least 5.0% of the issued and outstanding Gilat shares be validly tendered and not withdrawn. The minimum condition of the offer was not met and therefore none of the tendered shares will be accepted. The tendered shares not previously withdrawn will be returned promptly to their respective tendering shareholders.

About KCPS: KCPS Satellite Communications, Limited Partnership, is a limited partnership formed under the laws of the State of Israel in 2009 for the sole purpose of acquiring shares in Gilat. The limited partner of KCPS Satellite Communications, Limited Partnership is KCS Private Equity Partners 1, L.P., an Israeli limited partnership that is part of a private equity fund known as KCS Private Equity I Fund. The KCS Private Equity I Fund invests in companies that are predominantly located in Israel or that have significant ties or relations to Israel.

CONTACT:
KCPS Satellite Communications, Limited Partnership
One Azrieli Center (Round Tower)
Tel Aviv 67021, Israel
Telephone: +972-3-7779000